Mail Stop 6010

September 23, 2005



Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Amendment No. 3 to Registration Statement on Form S-1
      Filed September 19, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1. If you elect to highlight your revenue in the graphics, you should provide equally prominent disclosure of recent losses.

2. Please provide us objective support for your statement that your customers include all of the top customers in the industries you cite.

3. Please avoid jargon like "pure-play" and "solutions." If you intend to say that you make semiconductors, say so directly rather than referring to "solutions."

4. If you elect to focus on your size here and in your summary, you should provide an equally prominent explanation that other market participants are larger but are excluded from the group of participants to which you are comparing yourself.

Summary - Our Company, page 1

5. Please tell us how you have ensured that you have identified all material competitors in your markets and ensured that your disclosed market data includes those competitors.

6. Please balance your disclosure regarding your market share with any decline in relative market position during the periods presented.

Summary - Concurrent Debt Offering, page 4

7. Please expand your response to comment 12 in our letter dated
June
27, 2005 to (1) specify how you offering will be consistent with the letters you cite, and (2) clarify how you will provide all required disclosure about the unregistered offering in your S-1 prospectus while complying with the requirements of Section 5 of the Securities
Act as it applies to your unregistered offering.

Summary - The Offering - Use of Proceeds, page 7

8. Briefly indicate, if true, that the proceeds of the concurrent debt offering will be used to retire the notes currently outstanding to AMD and Fujitsu.

Unaudited Pro Forma Consolidated Financial Data, page 40

9. We have reviewed your responses to comment 26 of our letter dated
June 27, 2005 and comment 6 of our August 26, 2005 letter. We have the following comments:

* We note that you expect to enter into a further amended and restated distribution agreement with Fujitsu to be effective at the time of the consummation of the public offering. In light of the fact that you do not plan to have a definitive agreement prior to requesting effectiveness, please confirm to us that the pro forma adjustments reflect the provisions of the currently effective amended
Fujitsu Distribution Agreement.

* We note that the termination of the AMD Distribution Agreement will be effective after sales and operations have been fully transitioned to Spansion. It appears that your pro forma adjustments pertaining to the "contemplated" termination of the AMD Distribution Agreement are contingent upon a future occurrence, and as such, do not meet the requirements of pro forma financial information under Article 11 of
Regulation S-X. Please tell us when you expect this transition to be completed.

10. We have reviewed your response to comment 7. We note that your revised disclosure states, "the other pro forma adjustments discussed above do not impact the unaudited pro forma balance sheet data." This disclosure is not consistent with your revised disclosure on page 41 which states, "the agreements that we have reached which resulted in the foregoing adjustments have not resulted in material assets being contributed to us or liabilities assumed by us." Please revise or advise.

Management`s Discussion and Analysis..., page 47

11. We note your revised disclosure on page 48 which states, "Since
AMD`s sales force was transferred to us, we are able to capture additional revenue from sales because we no longer pay AMD a distribution margin." In your responses to our previous comments, you have disclosed that the AMD Distribution Agreement will remain in effect until sales and operations covered by the AMD Distribution Agreement have been fully transitioned to Spansion. It is our understanding that you are required to pay the distribution margin to
AMD until the termination of the agreement is effective. Please revise or advise.

Management, page 95

Executive Compensation, page 102

12. Please clarify how the summary compensation table reflects the payments mentioned in the last full paragraph added on page 113.

13. We note footnote 3 to your "Summary Compensation Table."
Please
tell us why you are not required to provide the disclosures called for by Item 402(e) of Regulation S-K.

Employment Agreements and Change in Control Agreements, page 105

14. We note your disclosure that you "expect to enter into change of control agreements with certain of your executive officers." Please disclose when those agreements will be entered into and, if now known, the material terms of those agreements and the officers that will enter into such agreements. Please disclose whether a change in control would include any of the events that result from the reorganization steps that you describe under the heading "Company Information" on page 6.

Certain Relationships and Related Party Transactions, page 107

Overview, page 107

15. We note your revised disclosure in the last paragraph that the AMD Distribution Agreement and the Margin Split Agreement will be terminated "after AMD`s sales and support operations are fully transitioned to us." Please clarify when this termination will occur and the material terms of this agreement that will affect your operations and operating results that will be in effect from the time of your offering until such time as the AMD Distribution Agreement and the Margin Split Agreement are terminated. If the Margin Split
Agreement is material to your operations or operating results, please file it as an exhibit to your registration statement.

Non-Competition Agreement, page 110

16. We note your disclosure that AMD and Fujitsu have each agreed not to directly or indirectly engage in a business that competes in the
"standalone Flash memory market." Please expand your disclosure to clarify the scope and effect of the non-competition agreement.
For
example, please describe in terms that investors who are not familiar with your industry will understand what the "standalone Flash memory market" is and how the parameters of your current business compare in relation to the scope of the non-competition agreement, and the effect of the non-competition agreement on each parties respective business. Include any appropriate risk factor disclosure.

17. We note your disclosure that AMD and Fujitsu are "required to divest" a competing division or operations if you do not purchase them. Please clarify, if true, that AMD and Fujitsu`s respective obligations in this regard are to take commercially reasonable steps to make such a divestiture.

18. We note your disclosure that the term of your non-competition agreement with AMD and Fujitsu will last until, among other events, the dissolution of your company. Please clarify whether "the dissolution" of your company would include any of the events that result from a corporation reorganization, including the reorganization steps that you describe under the heading "Company Information" on page 6 or otherwise. Include any appropriate risk factor disclosure.

Fujitsu Manufacturing Services Agreement, page 112

19. We note that you have agreed with Fujitsu to amend the Fujitsu Manufacturing Services Agreement, and have provided disclosure of significant amended terms thereof. Please tell us your conclusions as to whether the execution of this amendment is directly attributable to your incorporation as standalone entity and if material, whether you have considered this amendment in your pro forma adjustments.

20. Please briefly explain the purpose of the payment to Fujitsu of the deficiency in the event that actual costs are less than projected costs. Please also indicate whether you are obligated to make purchases under the agreement.

Seconded Employees, page 113

21. Please disclose the material terms of the agreement made with Fujitsu with respect to the employee pension benefits described in
Note 13 to the consolidated financial statements beginning on page
F-
34.

Underwriting, page 128

22. We note your revisions in the first paragraph on page 131 that a prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. Please tell us the identity of the party and the website, describe the material terms of any agreement with a third party and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or prospectus that has appeared on the website. Also, tell us which underwriters will participate in the electronic distribution, and describe their procedures to us.

Exhibits

23. We note your response to comment 9; however, if any of the data in your prospectus is not from a public report, you should file a consent from the source of the data.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Tad J. Freese, Esq.
	Robert W. Phillips, Esq.
	Michael P. Maher, Esq.
	(via facsimile)
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Bertrand F. Cambou
Spansion Inc.
September 23, 2005
Page 6